FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

_________________________________________________________

P.O. Box 10037, Pacific Centre, Suite 1925 – 700 West Georgia Street, Vancouver, BC V7Y 1A1

General: (604) 688-6775	Fax: (604) 688-6995	pmf@thomasrondeau.com

File No. 259

March 6, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Washington, DC 20549

Attention:

Mr. Barry Stem, Senior Assistant Chief Accountant

Donna Levy

Dear Sirs/Mesdames:

RE:

Crosshair Exploration & Mining Corp. (the “Company”),

Registration Statement on Form 20-F

We write as solicitors for the Company to request the withdrawal of the Form 20-F Registration Statement which was filed voluntarily by the Company with the Commission on January 10, 2006.  The Company intends to revise the 20-F Registration Statement and refile with updated information as soon as it is practicable.

If you should have any questions regarding this request, please contact the undersigned at 1-604-688-6775.

Yours truly,

FANG AND ASSOCIATES

"Paul M. Fang"

Paul M. Fang

* Denotes law corporation